Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
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www.hklaw.com

[redacted]

08001056

Farhad R. Alavi
202 419 2409
farhad.alavi@hklaw.com

February 29, 2008

VIA HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3/5

If you have any questions regarding this filing, please do not hesitate to call me at (202) 419-2409 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470, or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to us.

Sincerely yours,

HOLLAND & KNIGHT LLP

~~Farhad R. Alavi~~

5162059_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

[No applicable information has been filed or distributed.]

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Consolidated Financial Results for the nine months that ended December 31, 2007

2. Business Report for the nine months that ended December 31, 2007

3. Press Releases:

	Date	Title
1)	02/07/2008 (02/07/2008)	JT Reports Consolidated Financial Results For the Nine-Month Period that Ended December 31, 2007
2)	02/07/2008 (02/07/2008)	JT Reports International Tobacco Business Results for January-December 2007
3)	02/18/2008 (02/18/2008)	JT to Transfer Stake in Frontier REIT Management to Mitsui Fudosan
4)	02/21/2008 (02/21/2008)	Gallaher to Make a Valuation Payment to Reynolds Following the Termination of Joint Venture

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

[Not Applicable]

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 3.

CONSOLIDATED FINANCIAL RESULTS
FOR THE NINE MONTHS THAT ENDED DECEMBER 31, 2007

JT

February 7, 2008

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
URL: http://www.jti.co.jp/
Representative: Hiroshi Kimura, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: (81)3-3582-3111

Amounts are rounded down to the nearest 1 million yen.

1. RESULTS FOR THE NINE MONTHS THAT ENDED DECEMBER 31, 2007 (From April 1, 2007 to December 31, 2007)

1). FINANCIAL RESULTS *Those figures in "%" show increased/decreased ratio compared with the previous nine-month period that ended December 31, 2006.*

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
Nine months that ended December 31, 2007	4,704,275	29.3	366,769	34.1	328,631	19.1	221,851	14.7
December 31, 2006	3,637,470	2.5	273,459	8.6	276,026	13.3	193,485	18.0
Year that ended March 31, 2007	4,769,387	-	331,991	-	312,044	-	210,772	-

	Net Income per Share	Diluted Net Income per Share
	yen	*yen*
Nine months that ended December 31, 2007	23,157.54	-
December 31, 2006	20,196.69	-
Year that ended March 31, 2007	22,001.10	-

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
	Millions of yen	*Millions of yen*	*%*	*yen*
Nine months that ended December 31, 2007	5,050,134	2,161,636	41.4	218,275.53
December 31, 2006	3,405,521	1,994,823	56.7	201,565.80
Year that ended March 31, 2007	3,364,663	2,024,615	58.3	204,617.68

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Periods
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*
Nine months that ended December 31, 2007	207,696	(1,581,192)	420,257	259,943
December 31, 2006	349,869	20,378	(29,400)	1,264,022
Year that ended March 31, 2007	435,958	(149,692)	(32,634)	1,179,522

2. FORECAST FOR BUSINESS RESULTS FOR THE YEAR ENDING MARCH 31, 2008 (From April 1, 2007 to March 31, 2008)

Those figures in "%" show increased/decreased ratio compared with the year that ended March 31, 2007.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
Year ending March 31, 2008	6,410,000	34.4	422,000	27.1	363,000	16.3

	Net Income		Net Income per Share
	Millions of yen	*%*	*yen*
Year ending March 31, 2008	246,000	16.7	25,678.28

3. OTHERS

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): Applicable

New Consolidated Companies: 7

The Name of Companies: Gallaher Group Plc, Gallaher Ltd., Austria Tabak GmbH, Gallaher Capital Ltd., Gallaher Europe Finance, Harrigan Ltd., HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel

2). ADOPTION OF SIMPLIFIED ACCOUNTING PROCEDURES: Applicable

JT applies simplified accounting procedures on income taxes and other accounts, based on accounting procedures for semi-annual financial statements.

3). CHANGES IN ACCOUNTING POLICIES: None

Note:

1. Forecast for business results for the year ending March 31, 2008, released on October 31, 2007, is revised as of February 7, 2008.
2. Revised forecast described above does not incorporate the impact of amortization of goodwill related to the acquisition of Katokichi Co., Ltd. or any impacts that may result from the recall related to the frozen processed foods business.
3. Forecast is based on the assumption judged to be reasonable as of the data of issuing this statement and the actual results may substantially differ from the forecast above.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and as of December 31, 2007

Millions of yen

	as of March 31, 2007	as of December 31, 2007	Change
(ASSETS)			
CURRENT ASSETS:	**1,840,808**	**1,299,122**	**(541,685)**
Cash and deposits	555,653	211,562	(344,090)
Trade notes and accounts receivable	149,384	354,960	205,576
Marketable securities	578,066	40,539	(537,527)
Inventories	417,276	554,202	136,925
Other current assets	141,966	141,336	(630)
Allowance for doubtful accounts	(1,539)	(3,478)	(1,939)
FIXED ASSETS:	**1,523,855**	**3,751,012**	**2,227,157**
Property, plant and equipment:	**600,435**	**722,208**	**121,772**
Buildings and structures	229,019	263,282	34,263
Machinery, equipment and vehicles	152,900	213,690	60,789
Land	131,817	140,700	8,882
Other	86,698	104,535	17,837
Intangible assets:	**542,880**	**2,725,228**	**2,182,347**
Goodwill	360,681	2,051,819	1,691,137
Trademarks	154,980	634,416	479,435
Other	27,218	38,991	11,773
Investments and other assets:	**380,538**	**303,575**	**(76,962)**
Investment securities	262,616	138,398	(124,217)
Other assets	119,520	166,568	47,048
Allowance for doubtful accounts	(1,230)	(1,163)	66
Allowance for loss on investments	(368)	(227)	140
TOTAL ASSETS	**3,364,663**	**5,050,134**	**1,685,471**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and as of December 31, 2007

Millions of yen

	as of March 31, 2007	*as of December 31, 2007*	*Change*
(LIABILITIES)			
CURRENT LIABILITIES:	**813,196**	**1,588,082**	**774,886**
Trade notes and accounts payable	129,764	158,335	28,570
Short-term bank loans	53,706	422,443	368,737
Current portion of long-term borrowings	10,549	534	(10,015)
National tobacco excise taxes payable	134,573	288,537	153,964
National tobacco special excise taxes payable	21,991	23,578	1,586
Local tobacco excise taxes payable	181,374	193,932	12,557
Other allowances	31,309	22,787	(8,522)
Other current liabilities	249,925	477,933	228,008
NON-CURRENT LIABILITIES:	**526,851**	**1,300,415**	**773,563**
Bonds	150,000	703,622	553,622
Long-term borrowings	5,012	91,144	86,132
Liabilities for retirement benefits	282,377	297,657	15,280
Liabilities for retirement benefits for directors and corporate auditors	1,017	642	(375)
Other non-current liabilities	88,443	207,347	118,904
TOTAL LIABILITIES	**1,340,047**	**2,888,498**	**1,548,450**
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,089,619**	**169,460**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,327,797	169,460
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**1,477**	**(38,617)**
Net unrealized gains on investment securities	33,329	28,048	(5,280)
Net deferred gains on hedging instruments	14,580	493	(14,086)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(15,079)	480
Foreign currency translation adjustments	7,745	(11,985)	(19,730)
MINORITY INTERESTS	**64,362**	**70,539**	**6,177**
TOTAL NET ASSETS	**2,024,615**	**2,161,636**	**137,020**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,050,134**	**1,685,471**

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries

For the nine months that ended December 31, 2006 and 2007 and for the year that ended March 31, 2007

Millions of yen

	For the nine months that ended December 31,2006	For the nine months that ended December 31,2007	Change	For the year that ended March 31,2007
NET SALES	**3,637,470**	**4,704,275**	**1,066,805**	**4,769,387**
COST OF SALES	**2,930,596**	**3,821,389**	**890,792**	**3,844,768**
GROSS PROFIT	**706,873**	**882,886**	**176,013**	**924,619**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**433,413**	**516,116**	**82,703**	**592,628**
OPERATING INCOME	**273,459**	**366,769**	**93,310**	**331,991**
NON-OPERATING INCOME:	**17,425**	**20,571**	**3,146**	**16,033**
Interest income	6,808	10,314	3,506	10,384
Dividend income	1,497	3,409	1,911	1,718
Foreign exchange gain	5,730	-	(5,730)	-
Other	3,388	6,847	3,458	3,930
NON-OPERATING EXPENSES:	**14,858**	**58,709**	**43,851**	**35,980**
Interest expense	4,793	29,976	25,183	6,939
Foreign exchange loss	-	16,306	16,306	14,464
Financial support for domestic leaf tobacco growers	3,530	2,008	(1,521)	3,504
Periodic mutual assistance association cost	2,034	1,749	(285)	2,713
Other	4,499	8,667	4,168	8,357
ORDINARY INCOME	**276,026**	**328,631**	**52,604**	**312,044**
EXTRAORDINARY GAINS:	**41,048**	**39,346**	**(1,702)**	**50,854**
Gain on sales of property, plant and equipment	38,827	38,497	(330)	47,506
Other	2,221	849	(1,371)	3,348
EXTRAORDINARY LOSSES:	**13,241**	**23,841**	**10,599**	**25,703**
Loss on sale of property, plant and equipment	2,923	2,345	(578)	3,151
Loss on disposal of property, plant and equipment	4,310	4,271	(38)	10,402
Impairment loss	1,306	2,204	897	2,712
Write-down of investment securities	-	6,935	6,935	-
Introduction costs for vending machines with adult identification functions	1,693	6,734	5,041	5,746
Other	3,008	1,349	(1,658)	3,690
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**303,833**	**344,136**	**40,302**	**337,195**
INCOME TAXES-CURRENT	**106,533**	**116,832**	**10,298**	**84,480**
INCOME TAXES-DEFERRED	**-**	**-**	**-**	**36,923**
MINORITY INTERESTS	**3,813**	**5,452**	**1,638**	**5,018**
NET INCOME	**193,485**	**221,851**	**28,365**	**210,772**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries

For the nine months that ended December 31, 2006 and 2007 and for the year that ended March 31, 2007

Millions of yen

	For the nine months that ended December 31,2006	For the nine months that ended December 31,2007	Change	For the year that ended March 31,2007
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	303,833	344,136	40,302	337,195
Depreciation and amortization	95,595	118,165	22,569	130,105
Impairment loss	1,306	2,204	897	2,712
Net gain on sale and disposal of property, plant and equipment	(33,036)	(34,690)	(1,654)	(39,284)
Amortization of goodwill	2,053	1,296	(756)	2,537
Write-down of investment securities	-	6,935	6,935	-
Decrease in liabilities for retirement benefits	(9,489)	(8,385)	1,103	(21,163)
Interest income and dividend income	(8,305)	(13,724)	(5,418)	(12,103)
Interest expense	4,793	29,976	25,183	6,939
Increase in trade notes and accounts receivable	(40,247)	(26,669)	13,577	(9,476)
(Increase) decrease in inventories	(26,635)	17,306	43,941	(6,171)
Increase (decrease) in trade notes and accounts payable	4,119	(1,979)	(6,098)	(12,877)
Decrease in other payable	(30,712)	(42,850)	(12,138)	(22,087)
Increase (decrease) in tobacco excise taxes payable	191,392	(7,722)	(199,115)	160,020
Other, net	(54,930)	(49,076)	5,853	(28,781)
Sub-total	**399,736**	**334,921**	**(64,814)**	**487,566**
Interest and dividend received	8,445	16,560	8,115	12,071
Interest paid	(4,921)	(31,808)	(26,887)	(6,493)
Income taxes paid	(53,392)	(111,977)	(58,585)	(57,185)
Net cash provided by operating activities	**349,869**	**207,696**	**(142,172)**	**435,958**
INVESTING ACTIVITIES:				
Purchases of marketable securities	(330,492)	(20,516)	309,975	(330,715)
Proceeds from sale and redemption of marketable securities	381,269	3,721	(377,547)	386,189
Purchase of property, plant and equipment	(69,084)	(82,727)	(13,643)	(96,717)
Proceeds from sale of property, plant and equipment	46,778	44,492	(2,286)	57,093
Purchase of intangible assets	(6,276)	(4,773)	1,503	(7,927)
Purchase of investment securities	(1,601)	(3,711)	(2,110)	(158,385)
Purchase of shares of newly consolidated subsidiaries, net of cash acquired	(4,049)	(1,520,967)	(1,516,917)	(4,085)
Proceeds from sale of shares of former consolidated subsidiaries, net of cash held	(387)	-	387	(387)
Other, net	4,222	3,290	(932)	5,243
Net cash (used in) provided by investing activities	**20,378**	**(1,581,192)**	**(1,601,571)**	**(149,692)**
FINANCING ACTIVITIES:				
Net increase in short-term bank loans	11,663	327,419	315,755	18,571
Proceeds from long-term borrowings	-	80,000	80,000	-
Repayment of long-term borrowings	(10,271)	(91,212)	(80,941)	(19,840)
Proceeds from issue of bonds	-	149,723	149,723	-
Proceeds from minority shareholders	4,927	-	(4,927)	4,927
Dividends paid	(34,488)	(42,152)	(7,664)	(34,488)
Dividends paid to minority shareholders	(1,004)	(2,626)	(1,621)	(1,474)
Other, net	(227)	(893)	(666)	(330)
Net cash provided by (used in) financing activities	**(29,400)**	**420,257**	**449,658**	**(32,634)**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**3,033**	**33,659**	**30,625**	**5,749**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**343,880**	**(919,578)**	**(1,263,459)**	**259,380**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**920,141**	**1,179,522**	**259,380**	**920,141**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**1,264,022**	**259,943**	**(1,004,078)**	**1,179,522**

SEGMENT INFORMATION

INDUSTRY SEGMENT

(For the nine months that ended December 31, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	2,624,929	742,445	36,061	218,501	15,532	3,637,470	-	3,637,470
(2) Intersegment sales	31,852	17,863	-	91	17,120	66,927	(66,927)	-
Total	2,656,781	760,308	36,061	218,592	32,653	3,704,397	(66,927)	3,637,470
Operating expenses	2,459,992	689,404	43,448	211,936	25,882	3,430,665	(66,654)	3,364,010
Operating income (loss)	196,788	70,904	(7,387)	6,656	6,770	273,732	(272)	273,459

(For the nine months that ended December 31, 2007) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	2,594,819	1,825,350	39,773	227,741	16,591	4,704,275	-	4,704,275
(2) Intersegment sales	36,400	27,484	-	96	18,542	82,523	(82,523)	-
Total	2,631,220	1,852,834	39,773	227,837	35,133	4,786,799	(82,523)	4,704,275
Operating expenses	2,449,047	1,678,768	44,156	222,173	26,280	4,420,427	(82,921)	4,337,506
Operating income (loss)	182,172	174,066	(4,383)	5,664	8,852	366,371	397	366,769

(For the year that ended March 31, 2007) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	3,416,273	999,658	45,452	286,554	21,448	4,769,387	-	4,769,387
(2) Intersegment sales	45,005	26,354	-	109	25,876	97,346	(97,346)	-
Total	3,461,278	1,026,013	45,452	286,663	47,325	4,866,733	(97,346)	4,769,387
Operating expenses	3,215,891	944,928	56,659	279,958	37,993	4,535,430	(98,034)	4,437,396
Operating income (loss)	245,387	81,085	(11,206)	6,704	9,331	331,302	688	331,991

NOTE:

1. Operations by industry segment are categorized based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:

1) Domestic Tobacco	Tobacco products*
	*These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.
2) International Tobacco	Tobacco products
3) Pharmaceuticals	Prescription drugs
4) Foods	Beverages and processed foods
5) Others	Rent of real estate, leasing, engineering and others

3. The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the nine months that ended December 31, 2006 and 2007 and for the year that ended March 31, 2007.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
For the nine months that ended December 31, 2006	58,955	22,861	2,214	2,866	9,130	96,028	(433)	95,595
For the nine months that ended December 31, 2007	61,684	43,096	2,433	2,955	8,715	118,884	(719)	118,165
For the year that ended March 31, 2007	79,964	31,583	3,009	3,893	12,254	130,705	(600)	130,105

Goodwill amortization *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the nine months that ended December 31, 2006	845	-	-	1,207	-	2,053
For the nine months that ended December 31, 2007	816	-	-	480	-	1,296
For the year that ended March 31, 2007	1,117	-	-	1,419	-	2,537

4.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts wholesale etc. of imported tobacco products.

The following table shows net sales of imported tobacco products via TS Network Co., Ltd. for the nine months that ended December 31, 2006 and 2007 and for the year that ended March 31, 2007.

Millions of yen

For the nine months that ended December 31, 2006	933,332
For the nine months that ended December 31, 2007	921,296
For the year that ended March 31, 2007	1,216,248

5. With respect to international tobacco business, as the closing date of the accounting period of foreign consolidated subsidiaries is set on December 31, operating results from January 1, 2007 to September 30, 2007 are reported as the results for the nine months that ended December 31, 2007.

The business of Gallaher which JT acquired on April 18, 2007 is included in international tobacco business.

As the closing date of the accounting period of Gallaher is set on December 31, operating results from April 18, 2007 to September 30, 2007 are reported as the results for the nine months that ended December 31, 2007.

Consolidated Financial Results for Q3 FY 3/2008 and Full-term Forecasts for FY 3/2008

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements reflect future expectations, identify strategies, discuss market trends, contain projections of operational results and financial conditions, and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns related to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on sales, marketing and use of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

2

Financial Results for Q3 FY 3/2008

Results for Q3 FY 3/2008

- **Summary of Performance**
  Despite a decline in the sales volume of the domestic tobacco business, sales and profits grew due to the continuing top-line growth of the international tobacco business as well as the consolidation of Gallaher's performance.

(Unit: JPY billion)

	Q3 FY 3/2007	Q3 FY 3/2008	Change
Sales incl. Taxes	3,637.4	4,704.2	1,066.8 (+29.3%)
Sales excl.Taxes	1,563.1	1,908.9	345.8 (+22.1%)
EBITDA	371.1	486.2	115.1 (+31.0%)
Operating Income	273.4	366.7	93.3 (+34.1%)
Recurring Profit	276.0	328.6	52.6 (+19.1%)
Net Income	193.4	221.8	28.3 (+14.7%)

Results for Q3 FY 3/2008

¤ Domestic Tobacco Business

Sales and profits declined due to a decline in the sales volume.

(Unit: JPY billion)

	Q3 FY 3/2007	Q3 FY 3/2008	Change
Sales incl. Taxes	2,624.9	2,594.8	-30.1 (-1.1%)
Sales excl. Taxes (Excl. imported cigarettes)	562.5	550.9	-11.5 (-2.1%)
EBITDA	256.5	244.6	-11.9 (-4.6%)
Operating Income	196.7	182.1	-14.6 (-7.4%)

(Unit: billion cigarettes)

Sales Volume of JT Products	135.5	129.5	-6.0 (-4.5%)

《 Market Share of JT Products 》



(%)
JT Products
64.5
64.9
64.5
65.3
Mild Seven Family
31.3
31.6
31.9
32.5
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
FY 3/2006
FY 3/2007
FY 3/2008

Results for Q3 FY 3/2008

¤ International Tobacco Business

Results far exceeded the figures for the previous year due to the continuing top-line growth, as well as the Gallaher consolidation.

(Unit: JPY billion)

	Q3 FY 3/2007	Q3 FY 3/2008	Change
Sales incl. Taxes	742.4	1,825.3	1,082.9 (+145.9%)
Sales excl. Taxes (Excl. Distribution Business)	408.5	679.1	270.6 (+66.2%)
EBITDA	93.7	217.1	123.3 (+131.6%)
Operating Income	70.9	174.0	103.1 (+145.5%)
Exchange Rate (JPY/USD)	115.90	119.41	3.51

(Reference) (Unit: USD million)

EBITDA (Before royalty payment to JT)	902	1,933	1,031 (+114.3%)

《Total sales volume from January to September》



(Unit: BNU cigarettes)
178.2
107.4
274.0
145.9
2006
2007
Total Volume
GFB Volume

Note) GFBs in 2006: Winston, Camel, Mild Seven
GFBs in 2007 (after April 18, 2007):
Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

Results for Q3 FY 3/2008

¤ Pharmaceutical Business

Sales increased due to milestone revenue, while efforts were underway to ensure steady advance in clinical development and strengthen the R&D pipeline.

(Unit: JPY billion)

	Q3 FY 3/2007	Q3 FY 3/2008	Change
Sales	36.0	39.7	3.7 (+10.3%)
EBITDA	-5.1	-1.9	3.2 -
Operating Income	-7.3	-4.3	3.0 -

Clinical Development
(as of February 7, 2008)

Code	Indication	Stage
JTT-705 (oral)	Dyslipidemia	Japan: Phase 1
JTT-130 (oral)	Hyperlipidemia	Japan: Phase 2 Overseas: Phase 2
JTK-303 (oral)	HIV Infection	Japan: Phase 1
JTT-302 (oral)	Dyslipidemia	Overseas: Phase 2
JTT-305 (oral)	Osteoporosis	Japan: Phase 2 Overseas: Phase 1
JTT-552 (oral)	Hyperuricemia	Japan: Phase 2
JTT-553 (oral)	Obesity	Overseas: Phase 1
JTT-651 (oral)	Type 2 diabetes mellitus	Japan: Phase 1
JTK-652 (oral)	Hepatitis C	Overseas: Phase 1
JTK-653 (oral)	Pain Overactive bladder	Japan: Phase 1

Stage advanced (JTT-552)

Newly introduced into clinical development (JTK-653)

*JTT-705: Roche, to which JTT-705 was licensed, has decided to advance its clinical development to Phase 3.

Results for Q3 FY 3/2008

¤ Foods Business

Despite sales growth in the beverage and processed foods businesses, profits declined due to increasing materials and labor costs.

(Unit: JPY billion)

	Q3 FY 3/2007	Q3 FY 3/2008	Change
Sales	218.5	227.7	9.2 (+4.2%)
EBITDA	10.7	9.0	-1.6 (-15.2%)
Operating Income	6.6	5.6	-0.9 (-14.9%)


Roots
AROMA
BLACK

Roots "Aroma Black Hot Blend"



Green Tea "Tsujiri"

Full-term Forecasts for FY 3/2008

Full-term Forecasts for FY 3/2008

- **Domestic Tobacco Business**

Amid the increasingly tough business environment, the forecasts of profits remain at the same levels as those estimated in October. Meanwhile, we aim to achieve the first upturn in our full-year market share since our privatization.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 Forecast in Oct. (B)	FY 3/2008 Revised Forecast (C)	Change from Forecast in Oct. (C-B)	Change from 2007 Actual (C-A)
Sales incl. Taxes	3,416.2	3,368.0	3,353.0	-15.0 (-0.4%)	-63.2 (-1.9%)
Sales incl. Taxes (Excl. Imported Tobacco)	2,200.0	2,171.0	2,158.0	-13.0 (-0.6%)	-42.0 (-1.9%)
EBITDA	326.4	300.0	300.0	0.0 (No Change)	-26.4 (-8.1%)
Operating Income	245.3	213.0	214.0	1.0 (+0.5%)	-31.3 (-12.8%)

[Major assumptions]

(Unit: billion cigarettes)

Sales Volume of JT Products	174.9	168.0	167.0	-1.0 (-0.6%)	-7.9 (-4.5%)

Full-term Forecasts for FY 3/2008

International Tobacco Business

Upward revision, due to the continuing top-line growth.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 Forecast in Oct. (B)	FY 3/2008 Revised Forecast (C)	Change from Forecast in Oct. (C-B)	Change from 2007 Actual (C-A)
Sales incl. Taxes	999.6	2,630.0	2,640.0	10.0 (+0.4%)	1,640.3 (+164.1%)
Sales incl. Taxes (Excl. Distribution Business)	999.6	2,370.0	2,410.0	40.0 (+1.7%)	1,410.3 (+141.1%)
EBITDA	112.6	254.0	267.0	13.0 (+5.1%)	154.3 (+137.0%)
Operating Income	81.0	193.0	202.0	9.0 (+4.7%)	120.9 (+149.1%)

(Reference) (Unit: USD million)

EBITDA (Before royalty payment to JT)	1,090	2,310	2,428	118 (+5.1%)	1,338 (+122.7%)

[Major Assumptions]

Total Sales Volume (billion cigarettes)	240.1	385.0	385.6	0.6 (+0.2%)	145.5 (+60.6%)
GFB Sales Volume (billion cigarettes)	145.2	203.0	203.2	0.2 (+0.1%)	58.0 (+40.0%)
Exchange Rate (JPY/USD)	116.38	118.00	117.85	-0.15	1.47

Note 1: FY 3/2008 forecasts include f-JTI results from Jan.-Dec. 2007 and approx. 8.5 months of f-Gallaher results.
Note 2: GFB: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

Full-term Forecasts for FY 3/2008

Pharmaceutical Business

The forecasts of sales and profits have been revised upward.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 Forecast in Oct. (B)	FY 3/2008 Revised Forecast (C)	Change from Forecast in Oct. (C-B)	Change from 2007 Actual (C-A)
Sales	45.4	43.5	49.0	5.5 (+12.6%)	3.5 (+7.8%)
EBITDA	-8.1	-13.0	-7.5	5.5 -	0.6 -
Operating Income	-11.2	-16.5	-11.0	5.5 -	0.2 -

Foods Business

The forecasts of sales and profits have been revised upward to reflect Katokichi's forecast.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 Forecast in Oct. (B)	FY 3/2008 Revised Forecast (C)	Change from Forecast in Oct. (C-B)	Change from 2007 Actual (C-A)
Sales	286.5	297.0	352.5	55.5 (+18.7%)	65.9 (+23.0%)
EBITDA	12.0	11.5	13.5	2.0 (+17.4%)	1.4 (+12.3%)
Operating Income	6.7	7.0	7.5	0.5 (+7.1%)	0.7 (+11.9%)

Note1: FY 3/2008 forecasts do not incorporate the amount of goodwill amortization, accompanied by the acquisition of Katokichi.
Note2: FY 3/2008 forecasts do not incorporate any impacts from the recall related to the frozen processed foods business.

Full-term Forecasts for FY 3/2008

¤ Consolidated Financial Forecasts

Double-digit growth is expected for all major profit indicators.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 Forecast in Oct. (B)	FY 3/2008 Revised Forecast (C)	Change from Forecast in Oct. (C-B)	Change from 2007 Actual (C-A)
Sales incl. Taxes	4,769.3	6,360.0	6,410.0	50.0 (+0.8%)	1,640.6 (+34.4%)
EBITDA	464.6	572.0	593.0	21.0 (+3.7%)	128.3 (+27.6%)
Operating Income	331.9	405.0	422.0	17.0 (+4.2%)	90.0 (+27.1%)
Recurring Profit	312.0	370.0	363.0	-7.0 (-1.9%)	50.9 (+16.3%)
Net Income	210.7	256.0	246.0	-10.0 (-3.9%)	35.2 (+16.7%)

Note1: FY 3/2008 forecasts do not incorporate the amount of goodwill amortization, accompanied by the acquisition of Katokichi.
Note2: FY 3/2008 forecasts do not incorporate any impacts from the recall related to the frozen processed foods business.

[This slide intentionally left blank]

[Reference Material]

Analysis of Consolidated Financial Results for Q3 FY 3/2008 and Full-term Forecast for FY 3/2008

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

Results for Q3 FY 3/2008

¤ Domestic Tobacco Business – Net sales excl. tobacco excise tax*

*Excluding imported tobacco



Q3 FY 3/2007
562.5
Volume effect
-23.9
Unit price effect
+11.1
Others
+1.2
Q3 FY 3/2008
550.9
300
350
400
450
500
550
600
(JPY bn)

Results for Q3 FY 3/2008

¤ Domestic Tobacco Business – EBITDA



Q3 FY 3/2007
256.5
Volume effect
-18.4
Unit price effect
+11.1
Cost increase
-7.5
Leaf tobacco reappraisal gain/loss
-3.9
Others
+6.8
Q3 FY 3/2008
244.6
200
210
220
230
240
250
260
(JPY bn)

Results for Q3 FY 3/2008

International Tobacco Business – Net sales excl. tobacco excise tax [1]



Q3 FY 3/2007
3,525
Volume effect
+275
Unit Price and product mix effect
+301
Forex impact [2]
+175
Gallaher
+1,412
Q3 FY 3/2008
5,688
2,700
3,200
3,700
4,200
4,700
5,200
5,700
(US$ MM)

(Reference) Industry segment information basis
International Tobacco Business
- Net sales excluding tobacco excise tax [1] : From JPY 408.5 bn to 679.1 bn (up 270.6 bn)

Note1: Sales of distribution business, which was formally handled by Gallaher is excluded from the result.
Note2: "Forex impact" is the impact between US$ and each local currency.

Results for Q3 FY 3/2008

International Tobacco Business - EBITDA (before royalty payment to JT)



Q3 FY 3/2007
902
Volume effect
+112
Unit price and product mix effect
+252
Forex impact
+73
Others
-44
Gallaher
+639
Q3 FY 3/2008
1,933
600
800
1,000
1,200
1,400
1,600
1,800
2,000
(US$ MM)

(Reference) Industry segment information basis
International Tobacco Business - EBITDA: From JPY 93.7 bn to 217.1 bn (up 123.3 bn)

Note: "Forex impact" is the impact between US$ and each local currency.

Results for Q3 FY 3/2008

¤ Pharmaceutical Business – Net sales



Q3 FY 3/2007
36.0
Torii Pharmaceutical Co.Ltd (non-consolidated)
+1.0
Royalty income, etc.
+2.7
Q3 FY 3/2008
39.7
30.0
32.0
34.0
36.0
38.0
40.0
(JPY bn)

Results for Q3 FY 3/2008

¤ Pharmaceutical Business – EBITDA



Q3 FY 3/2007
-5.1
R&D expenses (non-consolidated)
-0.4
Operating income of Torii Pharmaceutical Co.Ltd (non-consolidated)
+0.3
Royalty income, etc.
+3.3
Q3 FY 3/2008
-1.9
-6
-5
-4
-3
-2
-1
0
(JPY bn)

Results for Q3 FY 3/2008

¤ Food Business – Net Sales


Q3 FY 3/2007
218.5
Beverages (VM sales)
+4.4
Beverages (general sales)
-0.3
Frozen processed foods
+0.4
Bakery
+0.5
Chilled processed foods
+4.1
Seasonings
-0.2
Others
+0.2
Q3 FY 3/2008
227.7
210
215
220
225
230
(JPY bn)

Results for Q3 FY 3/2008

¤ Food Business – Operating Income


Q3 FY 3/2007
6.6
Marginal profit of Beverage business
+0.1
Fixed cost of Beverage business
-1.0
Marginal profit of Processed foods business
-0.5
Fixed cost of Processed foods business
-0.4
Overhead costs
+0.7
Q3 FY 3/2008
5.6
0
1
2
3
4
5
6
7
(JPY bn)

Results for Q3 FY 3/2008

Recurring profit



Q3 FY 3/2007
276.0
Operating income
+93.3
Non-operating income/loss
-40.7
Q3 FY 3/2008
328.6
100 150 200 250 300 350 400
(JPY bn)

Positive factors:
-Increase of interest income (3.5bn)
-Increase of dividend income (1.9bn)
-Decrease of financial support for domestic leaf tobacco growers (1.5bn)
-Decrease of periodic mutual assistance association cost (1.7bn) etc.

Negative factors:
-Decrease of profit on foreign exchange (5.7bn)
-Increase of interest payment (25.1bn)
-Increase of loss on foreign exchange (16.3bn) etc.

Net income



Q3 FY 3/2007
193.4
Recurring profit
+52.6
Extraordinary profit/loss, income tax, etc.
-24.2
Q3 FY 3/2008
221.8
0 50 100 150 200 250
(JPY bn)

Positive factors:
-Decrease of loss on sale of property, plant and equipment (0.5bn) etc.

Negative factors:
-Decrease of gain on sale of property, plant and equipment (0.3bn)
-Increase of write-down of investment securities (6.9bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (5.0bn)
-Increase of income tax and others (10.2bn), etc.

[This slide intentionally left blank]

Summary of Consolidated B/S as of Dec. 31, 2007

ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,050.1
1,299.1
3,751.0
3,364.6
1,840.8
1,523.8
as of Mar. 31, 2007
as of Dec. 31,2007
Current Assets
Fixed Assets

Compared to B/S as of Mar. 31, 2007

- **Current Assets – down JPY 541.6 bn**
  - Cash and cash equivalents*: down JPY 923.5 bn
    *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
  - Operating receivables*: up JPY 205.5 bn
    *Operating receivables = Trade notes and accounts receivable
- **Fixed Assets – up JPY 2,227.1 bn**
  - Increased by capital expenditure: up JPY 84.4 bn
  - Decreased by depreciation and amortization*: down JPY 119.4 bn
    *Depreciation and amortization =depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill
  - Increase of Goodwill: up JPY 1,691.1 bn
  - Increase of Trademarks: up JPY 479.4 bn

Summary of Consolidated B/S as of Dec. 31, 2007

LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,050.1
2,888.4
2,161.6
3,364.6
1,340.0
2,024.6
as of Mar. 31, 2007
as of Dec. 31, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007

- **Total Liabilities – up JPY 1,548.4 bn**
  - Interest-bearing debt*: up JPY 998.4 bn
    * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
  - Tobacco excise taxes payable*: up JPY 168.1 bn
    * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- **Total Net Assets – up JPY 137.0 bn**
  - Retained earnings: up JPY 169.4 bn
  - Foreign currency translation adjustments: down JPY 19.7 bn
- **Ratio of equity capital: 58.3% → 41.4%**

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Domestic Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,416.2
3,353.0
1,216.2
1,195.0
Imported Tobacco(*1)
2,200.0
2,158.0
JT Domestic
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
-Increase in unit price of JT products by tax hike (Apr.-Jun.)

[Negative factors]
-Decrease in JT sales volume
[174.9 bn units → 167.0 bn units, down 7.9 bn units]
-Decrease in imported tobacco

(Note): On the consolidated basis, net sales of domestic tobacco business includes imported tobacco sales, which are handled by TS Network, a subsidiary of JT.

29

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Domestic tobacco business - EBITDA / Operating income



(JPY bn)
350
300
250
200
150
100
50
0
326.4
245.3
300.0
214.0
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating income

[Positive factors]
-Increase in unit price (approx. JPY 11.3 bn)

[Negative factors]
-Decrease in JT sales volume (7.9 bn cigarettes, approx. JPY 24.0 bn)
-Increase of costs and others (approx. JPY 8.3 bn)
-Leaf tobacco reappraisal gain / loss*: 5.4 bn
[gain of JPY 9.5 bn → gain of JPY 4.1 bn]
*The reappraisal method is ceased in FY 3/2007 and the reappraisal loss at the end of FY 3/2007 is reversed by 3-year straight line from FY 3/2008.

30

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ International Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
3,000
2,500
2,000
1,500
1,000
500
0
999.6
2,410.0
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
-Consolidation of Gallaher

-Balanced top-line growth in mature and emerging markets

JPY/US$ foreign exchange rate:
From US$1=JPY 116.38 to US$1=JPY 117.85 (down JPY 1.47)

Note) Sales of distribution business, which was formally handled by Gallaher is excluded from the result.
This revised forecast includes approx. 8.5 months of the f-Gallaher business.

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ International Tobacco Business - EBITDA before royalty payment to JT



(JPY bn)
350
300
250
200
150
100
50
0
126.8
286.0
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
-Consolidation of Gallaher

-Balanced top-line growth in mature and emerging markets

(Reference) Industry segment information basis
EBITDA:
From JPY 112.6 bn to JPY 267.0 bn (up JPY 154.3 bn)
Operating Income:
From JPY 81.0 bn to JPY 202.0 bn (up JPY 120.9 bn)
JPY/US$ foreign exchange rate:
From US$1=JPY 116.38 to US$1=JPY 117.85 (down JPY 1.47)

Note: This revised forecast includes approx. 8.5 months of the f-Gallaher business.

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Pharmaceutical Business – Net sales



(JPY bn)
60
50
40
30
20
10
0
45.4
49.0
FY 3/2007
FY 3/2008 Forecast

[Positive factors]

-Milestone revenue relating to JTT-705

-Increase in net sales of Torii Pharmaceutical Co. Ltd. [JPY 39.5 bn → JPY 40.5 bn (up JPY 0.9 bn)]

[Negative factors]

-Decrease in Viracept royalty

-FY 3/2007: One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.

JT

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Pharmaceutical Business - EBITDA / Operating income



(JPY bn)
0
-2
-4
-6
-8
-10
-12
-8.1
-11.2
-7.5
-11.0
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating income

[Positive factors]

-Milestone revenue relating to JTT-705

[Negative factors]

-Decrease in Viracept royalty

-Increase in R&D expenses (Including contract lump-sum payment to Keryx Biopharmaceuticals for the introduction of a compound for hyperphosphatemia)

-FY 3/2007: One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.

-Decrease in operating income of Torii Pharmaceutical Co. Ltd. [JPY 5.3 bn → JPY 4.5 bn (down JPY 0.8 bn)]

JT

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Foods Business – Net sales



(JPY bn)
400
350
300
250
200
150
100
50
0
286.5
352.5
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
-Consolidation of Katokichi
-Steady expansion centering on vending machine sales channels in Beverage business
-Expansion in bakery business

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Foods Business - EBITDA / Operating income



(JPY bn)
16
14
12
10
8
6
4
2
0
12.0
6.7
13.5
7.5
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating Income

[Positive factors]
-Consolidation of Katokichi
-Decrease in amortization of goodwill

[Negative factors]
-Increase in fixed costs by scale expansion
-Decrease in profit margin by rise in cost of raw materials

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Recurring Profit



FY 3/2007
312.0
Operating Income
+90.0
Non-operating income
-39.0
FY 3/2008 Forecast
363.0
220
270
320
370
420
(JPY bn)

Positive factors:
-Decrease of currency hedging costs and the formation costs of bridge-loans related to the acquisition of Gallaher, etc.
Negative factors:
-Increase in interest payment and decrease of interest income related to the acquisition of Gallaher
-Increase in interest payment related to the existing debt of Gallaher , etc.

¤ Net income



FY 3/2007
210.7
Recurring profit
+50.9
Extraordinary profit/loss, income tax, etc.
-15.6
FY 3/2008 Forecast
246.0
180
200
220
240
260
280
(JPY bn)

Negative factors:
-Increase of write-down of investment securities
-Increase of introduction costs for vending machines with adult identification functions
-Increase of income tax, etc. etc.

1. Breakdown of net sales (unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
Net sales including excise tax *1	3,637.4	4,704.2	1,066.8
Domestic tobacco	2,624.9	2,594.8	-30.1
Excluding imported tobacco	1,691.5	1,673.5	-18.0
International tobacco *1	742.4	1,825.3	1,082.9
Excluding distribution business	742.4	1,649.4	907.0
Net sales excluding excise tax *1 *2	1,241.1	1,514.2	273.0
Domestic tobacco *2	562.5	550.9	-11.5
International tobacco *1 *2	408.5	679.1	270.6
Pharmaceutical	36.0	39.7	3.7
Foods	218.5	227.7	9.2
Beverages	146.2	150.4	4.1
Processed foods	72.2	77.3	5.0
Others	15.5	16.5	1.0

*1 International tobacco: 9 months ended Sep. 2007

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss * (unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
Leaf tobacco reappraisal profit / loss	-7.0	-3.1	3.9

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
SG&A	433.4	516.1	82.7
Personnel *	114.5	142.1	27.6
Advertising and general publicity	16.7	16.4	-0.2
Sales promotion	93.7	111.8	18.0
R&D	31.1	32.8	1.6
Depreciation and amortization	42.8	57.3	14.5
Others	134.4	155.4	21.0

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1 (unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
Consolidated EBITDA	371.1	486.2	115.1
Operating income	273.4	366.7	93.3
Depreciation and amortization *2	97.6	119.4	21.8
Domestic tobacco EBITDA	256.5	244.6	-11.9
Operating income	196.7	182.1	-14.6
Depreciation and amortization *2	59.8	62.5	2.7
International tobacco EBITDA *3	93.7	217.1	123.3
Operating income	70.9	174.0	103.1
Depreciation and amortization *2	22.8	43.0	20.2
Pharmaceutical EBITDA	-5.1	-1.9	3.2
Operating income	-7.3	-4.3	3.0
Depreciation and amortization *2	2.2	2.4	0.2
Foods EBITDA	10.7	9.0	-1.6
Operating income	6.6	5.6	-0.9
Depreciation and amortization *2	4.0	3.4	-0.6
Others EBITDA	15.9	17.5	1.6
Operating income	6.7	8.8	2.0
Depreciation and amortization *2	9.1	8.7	-0.4

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	902	1,933	1,031

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco: 9 months ended Sep. 2007

5. Amortization relating to major acquisitions

JT (unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Years to amortize	Termination
Former RJRI				
Trademark rights	21.9	22.0	10	Apr-09
Patents	3.0	0.5	8	Apr-07

JT International (unit: USD million)

	9 months ended Sep. 2006	9 months ended Sep. 2007	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	46	147	mainly 20
Goodwill	-	-	20 est.

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Apr-27

6.Capital expenditure (unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
Capital expenditures	71.0	84.4	13.3
Domestic tobacco	39.3	43.8	4.5
International tobacco *	20.9	27.7	6.7
Pharmaceutical	2.2	2.3	0.1
Foods	3.1	3.9	0.7
Others	6.1	7.8	1.7

* International tobacco: 9 months ended Sep. 2007

7. Cash and cash equivalents * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Dec. 2007	Change
Cash and cash equivalents	1,185.6	262.0	-923.5

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Dec. 2007	Change
Interest-bearing debt	219.2	1,217.7	998.4

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
JT sales volume* (billion cigarettes)	135.5	129.5	-6.0
Total demand (billion cigarettes)	208.9	199.6	-9.3
JT market share	64.9%	64.9%	0.0%pt
JT net sales before tax per 1,000 cigarettes (JPY)	12,276	12,699	423
JT net sales after tax per 1,000 cigarettes (JPY)	3,971	4,057	86

* Sales volume of domestic duty-free and China division is excluded, which was 2.5 billion for 9 months ended Dec. 2006 and 2.7 billion for 9 months ended Dec. 2007, respectively.

<International tobacco business>	9 months ended Sep. 2006	9 months ended Sep. 2007	Change
Total sales volume (billion cigarettes)	178.2	274.0	95.8
GFB sales volume (billion cigarettes)	107.4	145.9	38.6
JPY/USD rate for consolidation (JPY)	115.90	119.41	3.51

<Pharmaceutical business>	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
R&D expenses (parent company) (JPY billion)	16.4	16.8	0.4

<Foods business - Beverage business>	As of end of Mar. 2007	As of end of Dec. 2007	Change
Number of beverage vending machines *	250,500	258,000	7,500
JT-owned	38,000	37,000	-1,000
Combined	66,000	71,000	5,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

1. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the forecast as of October 2007

(JPY billion)

	October forecast	Revised forecast	Change
Net sales including excise tax	6,360.0	6,410.0	50.0
EBITDA	572.0	593.0	21.0
Operating income	405.0	422.0	17.0
Recurring profit	370.0	363.0	-7.0
Net income	256.0	246.0	-10.0
Return on equity	12.5%	11.7%	-0.8%pt

(JPY billion)

	October forecast	Revised forecast	Change
Capital expenditures	142.0	138.0	-4.0
Domestic tobacco	67.0	63.0	-4.0
International tobacco	50.0	49.0	-1.0
Pharmaceutical	4.5	4.5	0.0
Foods	6.0	6.5	0.5
Other businesses	15.5	16.0	0.5

Consolidated financial outlook by business segment (JPY billion)

	October forecast	Revised forecast	Change
Net sales including excise tax	6,360.0	6,410.0	50.0
Domestic tobacco	3,368.0	3,353.0	-15.0
Excluding imported tobacco	2,171.0	2,158.0	-13.0
International tobacco	2,630.0	2,640.0	10.0
Excluding distribution business	2,370.0	2,410.0	40.0
Pharmaceutical	43.5	49.0	5.5
Foods	297.0	352.5	55.5
EBITDA	572.0	593.0	21.0
Domestic tobacco	300.0	300.0	0.0
International tobacco	254.0	267.0	13.0
Pharmaceutical	-13.0	-7.5	5.5
Foods	11.5	13.5	2.0
Operating income	405.0	422.0	17.0
Domestic tobacco	213.0	214.0	1.0
International tobacco	193.0	202.0	9.0
Pharmaceutical	-16.5	-11.0	5.5
Foods	7.0	7.5	0.5

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	October forecast	Revised forecast	Change
Sales volume	168.0	167.0	-1.0

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	October forecast	Preliminary results	Change
Tobal sales volume	385.0	385.6	0.6
GFB sales volume*	203.0	203.2	0.2
JPY/USD rate	118.00	117.85	-0.15

*GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

2. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the results of previous fiscal year

(JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,410.0	1,640.6
EBITDA	464.6	593.0	128.3
Operating income	331.9	422.0	90.0
Recurring profit	312.0	363.0	50.9
Net income	210.7	246.0	35.2
Return on equity	11.3%	11.7%	0.4%pt

(JPY billion)

	FY 03/2007	Revised forecast	Change
Capital expenditures	102.1	138.0	35.8
Domestic tobacco	55.2	63.0	7.7
International tobacco	32.0	49.0	16.9
Pharmaceutical	3.0	4.5	1.4
Foods	4.8	6.5	1.6
Other businesses	8.0	16.0	7.9

Consolidated financial outlook by business segment (JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,410.0	1,640.6
Domestic tobacco	3,416.2	3,353.0	-63.2
Excluding imported tobacco	2,200.0	2,158.0	-42.0
International tobacco	999.6	2,640.0	1,640.3
Excluding distribution business	999.6	2,410.0	1,410.3
Pharmaceutical	45.4	49.0	3.5
Foods	286.5	352.5	65.9
EBITDA	464.6	593.0	128.3
Domestic tobacco	326.4	300.0	-26.4
International tobacco	112.6	267.0	154.3
Pharmaceutical	-8.1	-7.5	0.6
Foods	12.0	13.5	1.4
Operating income	331.9	422.0	90.0
Domestic tobacco	245.3	214.0	-31.3
International tobacco	81.0	202.0	120.9
Pharmaceutical	-11.2	-11.0	0.2
Foods	6.7	7.5	0.7

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 03/2007	Revised forecast	Change
Sales volume	174.9	167.0	-7.9

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	2006	Preliminary results	Change
Tobal sales volume	240.1	385.6	145.5
GFB sales volume*	145.2	203.2	58.0
JPY/USD rate	116.38	117.85	1.47

*GFB of FY 3/2007: Winston, Camel, Mild Seven
GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis**= JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	50.5	48.5	48.1	42.2	189.4
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0	43.7		

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	694.7	664.2	658.2	578.0	2,595.2
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4	651.6		

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11,715	11,653	11,657	11,667	11,674
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694	12,704		

* Net sales per thousand cigarettes
= (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,901	3,845	3,849	3,857	3,864
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,845	3,846	3,849	3,857	3,849
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063		

* Net sales excluding excise tax per thousand cigarettes
= (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	69.6	65.4	65.3	65.2	66.4
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	66.1	65.5	65.3	65.2	65.5
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3		

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	10.6	11.7	12.2	12.5	11.7
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11.3	11.7	12.2	12.5	11.9
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0		

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	55.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	59.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.1	6.5	6.6	6.7	7.0
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	6.3	6.5	6.6	6.7	6.5
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2		

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	45.1	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	34.7	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.8	5.1	5.4	5.9	6.3
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	5.1	5.2	5.4	5.9	5.4
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4		

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	39.1	22.2	23.1	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	22.6	22.3	23.2	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	

* JPY 300 or above until Apr-Jun, 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	0.91	1.24	1.78	3.12	1.72
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10	4.77		

* Pianissimo and Premier have been sold as D-spec products since March 2006.
Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of February 7, 2008)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. Roche has decided to move into phase 3.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	DGAT1 inhibitor	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTK-652 (oral)	Phase1(Overseas)	Hepatitis C	Entry inhibitor	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes -HCV:Hepatitis C Virus	
JTS-653 (oral)	Phase1(JPN)	Pain Overactive Bladder	TRPV1 antagonist	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons - TRPV1:Transient Receptor Potential Vanilloid subtype 1	

Changes from the previous announcement on October 31, 2007:

JTS-653 entered into clinical trial stage in Japan.

JTT-552 advanced from phase 1 to phase 2 in Japan.

Roche, licensee of JTT-705, decided to move into phase 3, therefore this information is added in the "Rights" column above.

Business Report for the nine months that ended December 31, 2007

<A Message from Management>

First, as a representative of JT Group, I would like to sincerely apologize that some of our imported frozen foods products caused severe health damage to our customers.

Furthermore, regarding the safety of foods, a basic of living, I would also like to apologize for the significant fear and inconvenience to those who suffered from health damage, our customers, business partners, related authorities and people nationwide.

Since we started to recall all products related to the OEM by Tianyang Food Processing, we have been dedicated to prevent the damage from spreading and ease our customer's fear as the most urgent and crucial things, through the best effort of all managements and employees.

In addition, we will continue to do our best to investigate the factory and our recalled products and support the authorities' investigation in order to clarify the cause as soon as possible.

As we will drastically revise and reinforce our quality management and customer relations system in order to assure the safety of our products, we appreciate your understanding and support for our activities.

Last year, we achieved satisfactory results in each business such as enhancing the brand equity of Mild Seven in the domestic tobacco business, top-line growth primarily through the Global Flagship Brands (GFB) in the international tobacco business, enhancement of R&D pipeline in the pharmaceuticals business and steady increase of business scale in the foods business.

In addition to the organic growth, we realized or advanced the growth through acquisitions of external resources mentioned in the mid-term management plan called"JT2008" such as the acquisition of Gallaher in the international business, making Katokichi Co., Ltd. wholly-owned subsidiary and a business alliance with Fuji Foods Corporation in the foods business.

In 2008, we will continue to aim to achieve the first-ever upturn in our full-year domestic market share since our privatization in the domestic tobacco business and will continue to realize further synergies of integration in the international tobacco business. Also, we will continue efforts to ensure to strengthen our R&D pipeline in the pharmaceuticals business and will drive to integrate the frozen foods business and the seasonings business with sense of urgency.

Through these activities, we will continue efforts to maximize corporate value as "a global growth company that operates diversified, value creating businesses."

Overview of the financial results for the nine months that ended December 31, 2007

For the nine months that ended December 31, 2007, both net sales and net profits were increased as can be seen in the Table 1.

Net sales were 4,704.2 billion yen, increases of 1,066.8 billion yen compared with the corresponding figures for the previous nine-month period, primarily due to the addition of Gallaher results to the consolidated performance which more than offset the decreased sales volume in the domestic tobacco business.

Operating income were 486.2 billion yen, increases of 115.1 billion yen compared with the corresponding figures for the previous nine-month period, primarily due to the addition of Gallaher results to the consolidated performance which more than offset the increasing materials costs and sales promotion expenses in the domestic tobacco business.

Our non-operating balance deteriorated because of an increase in interest payments on loans and bonds related to the acquisition of Gallaher in addition to an increase of foreign exchange loss. However, ordinary income was 328.6 billion yen, increased by 52.6 billion yen compared with the corresponding figures for the previous nine-month period.

Meanwhile, net income was 221.8 billion yen, increased by 28.3 billion yen compared with the corresponding figures for the previous nine-month period, despite an increase in expenses related to the introduction of cigarette vending machines with adult identification function and evaluation losses on securities owned by a consolidated subsidiary.

(Table 1) Consolidated financial results for the nine months that ended December 31, 2007

(Billions of yen)

	Nine months that ended December 31, 2006	Nine months that ended December 31, 2007	Change
Sales (Tax included)	3,637.4	4,704.2	1,066.8
Sales (Tax excluded)	1,563.1	1,908.9	345.8
EBITDA	371.1	486.2	115.1
Operating income	273.4	366.7	93.3
Ordinary income	276.0	328.6	52.6
Net income	193.4	221.8	28.3

* EBITDA=Operating income + depreciation and amortization

<Review of operation>

Domestic Tobacco

With respect to the domestic tobacco business, we see bright signs regarding the efforts we have been making since the beginning of the current fiscal year to realize an upturn in our market share.

Our market share in the third quarter rose to 65.3%, up 0.8 percentage points compared with the second quarter. The rise may partly be because of a drop in demand for products of our competitors following their price hikes in October, which created last-minute demand for their products in the second quarter. However, the main reason for the rise is that we continued to actively promote the Mild Seven family and introduced the "Mild Seven D-spec Super Light Box" nationwide.

The market share of the Mild Seven family continued to rise and came to 32.5%, up 0.6 percentage points compared with the second quarter.

As a result, JT's market share in the nine months to December stood at 64.9%, up slightly compared with the previous fiscal year, and we aim to achieve an upturn in our market share in the full year.

(Chart 1) Domestic share of JT products and Mild Seven family



67
66
65
64
63
JT Products
64.5
64.9
64.5
65.3
34
33
32
31
30
Mild Seven Family
31.3
31.6
31.9
32.5
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
FY 3/2006
FY 3/2007
FY 3/2008

International Tobacco

Total sales volume for the term from January to September 2007 in the international tobacco business was 274.0 billion cigarettes, an increase of 95.8 billion cigarettes (up 53.8%) compared with the corresponding figure for the previous nine-month period, primarily due to the sales increases of "Winston" in Russia, Ukraine, Spain and Turkey and "Camel" in Spain, France, Italy and Russia, in addition to the consolidation of Gallaher performance. In addition, GFB sales volume amounted to 145.9 billion cigarettes.

*With respect to the international tobacco business, the result for the period from January 2007 to September 2007 is included with the result for this nine-month period.

(Chart 2) Total sales volume from January to September

(Unit: BNU cigarettes)



300
250
200
150
100
50
-
274.0
178.2
145.9
107.4
2006
2007
Total Volume
GFB Volume

Note) GFBs in 2006: Winston, Camel, Mild Seven
GFBs in 2007 (after April 18, 2007):
Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

Pharmaceuticals

With respect to the pharmaceuticals business, we continued efforts to ensure steady advance in clinical development and to strengthen our R&D pipeline in the third quarter following the achievements we had made in this regard by the second quarter. For the third quarter, we started clinical development of JTS-653 in Japan, a compound effective for pain relief and treatment of overactive bladder, and the development of JTT-552, an anti-hyperuricemia compound, advanced to Phase II.

Clinical development (as of February 7, 2008)

code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. Roche has decided to move into phase 3.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception o Japan.

code	Stage	Indication	Characteristics	Rights
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTK-652 (oral)	Phase1(Overseas)	Hepatitis C	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes -HCV:Hepatitis C Virus	

Changes from the previous announcement on October 31, 2007:
JTS-653 entered into clinical trial stage in Japan.
JTT-552 advanced from phase 1 to phase 2 in Japan.

Foods

With respect to the foods business, JT has been steadily expanding its business primarily through the vending machine sales channel and has aggressively developed and marketed new and unique products centered around the company's flagship coffee brand, "Roots" in its beverage business.

In the processed foods business, the company aims to continue to expand and enrich its product line of commercial frozen foods in order to expand its scale of operation and strengthen earning capacity.

In addition, we agreed with Katokichi and Nissin on November 22, 2007, to integrate the frozen foods business. Under this deal, the frozen foods business of JT and Nissin will be transferred to Katokichi.

However, given the current situation surrounding JT's frozen foods business, the three companies agreed that Nissin would pull out of the agreement. As we currently hold an about 94% stake in Katokichi, we intend to make Katokichi a wholly-owned subsidiary at the earliest possible date, in accordance with statutory procedures.

<Outlook for the fiscal year ending March 2008>

Forecasts of net sales, EBITDA, operating income are revised upward for the year ending March 2008 compared with the previous forecasts, primarily due to taking into account the consolidation of Katokichi Co., Ltd., revenue from a milestone payment related to the development of "JTT-705," and the steady top-line growth produced by the international tobacco business.

(Table 2) Full-term forecasts for FY 3/2008

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 Forecast in Oct. (B)	FY 3/2008 Revised Forecast (C)	Change from 2007 Actual (C-A)
Sales incl. Taxes	4,769.3	6,360.0	6,410.0	1,640.6
EBITDA	464.6	572.0	593.0	128.3
Operating Income	331.9	405.0	422.0	90.0
Recurring Profit	312.0	370.0	363.0	50.9
Net Income	210.7	256.0	246.0	35.2

Note1: FY 3/2008 forecasts do not incorporate the amount of goodwill amortization, accompanied by the acquisition of Katokichi.
Note2: FY 3/2008 forecasts do not incorporate any impacts from the recall related to the frozen processed foods business.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the domestic and international tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and as of December 31, 2007

Millions of yen

	as of March 31, 2007	*as of December 31, 2007*	*Change*
(ASSETS)			
CURRENT ASSETS:	**1,840,808**	**1,299,122**	**(541,685)**
FIXED ASSETS:	**1,523,855**	**3,751,012**	**2,227,157**
Property, plant and equipment:	**600,435**	**722,208**	**121,772**
Buildings and structures	229,019	263,282	34,263
Machinery, equipment and vehicles	152,900	213,690	60,789
Land	131,817	140,700	8,882
Other	86,698	104,535	17,837
Intangible assets:	**542,880**	**2,725,228**	**2,182,347**
Goodwill	360,681	2,051,819	1,691,137
Trademarks	154,980	634,416	479,435
Other	27,218	38,991	11,773
Investments and other assets:	**380,538**	**303,575**	**(76,962)**
TOTAL ASSETS	**3,364,663**	**5,050,134**	**1,685,471**

Millions of yen

	as of March 31, 2007	*as of December 31, 2007*	*Change*
(LIABILITIES)			
CURRENT LIABILITIES:	**813,196**	**1,588,082**	**774,886**
NON-CURRENT LIABILITIES:	**526,851**	**1,300,415**	**773,563**
TOTAL LIABILITIES	**1,340,047**	**2,888,498**	**1,548,450**
(NET ASSETS)			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,089,619**	**169,460**
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**1,477**	**(38,617)**
MINORITY INTERESTS:	**64,362**	**70,539**	**6,177**
TOTAL NET ASSETS	**2,024,615**	**2,161,636**	**137,020**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,050,134**	**1,685,471**

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the nine months that ended December 31, 2006 and 2007

	For the nine months that ended December 31,2006	For the nine months that ended December 31,2007	Change
NET SALES	3,637,470	4,704,275	1,066,805
COST OF SALES	2,930,596	3,821,389	890,792
GROSS PROFIT	706,873	882,886	176,013
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	433,413	516,116	82,703
OPERATING INCOME	273,459	366,769	93,310
NON-OPERATING INCOME:	17,425	20,571	3,146
NON-OPERATING EXPENSES:	14,858	58,709	43,851
ORDINARY INCOME	276,026	328,631	52,604
EXTRAORDINARY PROFIT:	41,048	39,346	(1,702)
EXTRAORDINARY LOSS:	13,241	23,841	10,599
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	303,833	344,136	40,302
INCOME TAXES-CURRENT	106,533	116,832	10,298
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	3,813	5,452	1,638
NET INCOME	193,485	221,851	28,365

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the nine months that ended December 31, 2006 and 2007

	For the nine months that ended		*Change*
	December 31,2006	*December 31,2007*	
Net cash provided by operating activities	**349,869**	**207,696**	**(142,172)**
Net cash (used in) provided by investing activities	**20,378**	**(1,581,192)**	**(1,601,571)**
Net cash provided by (used in) financing activities	**(29,400)**	**420,257**	**449,658**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**3,033**	**33,659**	**30,625**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**343,880**	**(919,578)**	**(1,263,459)**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**920,141**	**1,179,522**	**259,380**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**1,264,022**	**259,943**	**(1,004,078)**

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports Consolidated Financial Results For the Nine-Month Period that Ended December 31, 2007

TOKYO, February 7, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its consolidated financial results for the nine-month period that ended December 31, 2007.

1. Overview of the Consolidated Nine-Month Financial Results

- JT's domestic tobacco business has increased its market share slightly compared to the same period in the previous year. However, due to a decline in overall cigarette consumption, net sales decreased 1.1 percent, and operating income decreased 7.4 percent.

- JT's international tobacco business[1], a driving force for profit growth for the JT Group, reported increases in net sales and operating income of 145.9 percent and 145.5 percent respectively, compared to the same period in the previous year. This was driven mainly by steady top-line growth in addition to the integration of the Gallaher business.

- Consolidated net sales for JT increased 29.3 percent. Operating income and net income increased 34.1 percent and 14.7 percent respectively compared to the same period in the previous year, reflecting the strong growth momentum in the international tobacco business.

- JT's management has revised its net sales and earnings forecasts for the fiscal year ending March 31, 2008, which are expected to achieve double digit growth. Forecasted net sales for the full year was revised upward from ¥6.36 trillion to ¥6.41 trillion, and forecasted operating income grew from ¥405.0 billion to ¥422.0 billion, while net income was revised downward from ¥256.0 billion to ¥246.0 billion.

"I am pleased to announce that the Mild Seven brand has continued to deliver a strong performance, and this achievement will contribute to increasing our overall market share in Japan throughout the fiscal year," said Hiroshi Kimura, President and CEO of JT. "Meanwhile our international tobacco business has seen organic top-line growth, due largely to robust sales of Winston and Camel, and a strengthened and well-balanced brand portfolio achieved through the integration of Gallaher."

[1] The results of the international tobacco business for the period between January and September 2007 were incorporated into JT's consolidated financial results for the nine-month period that ended December 31, 2007.

2. Consolidated Nine-Month Financial Results for the Period that Ended December 31, 2007

Units: Billions of Yen

	Apr. – Dec. 2006	Apr. – Dec. 2007	Net change (%)
Net Sales	3,637.4	4,704.2	29.3
Operating income	273.4	366.7	34.1
Net income	193.4	221.8	14.7

3. Results by Business Segment

➢ Domestic Tobacco Business

	Apr. – Dec. 2006	Apr. – Dec. 2007	Net change (%)
Net sales (billions of yen)	2,624.9	2,594.8	-1.1
Operating income (billions of yen)	196.7	182.1	-7.4
Total sales volume (billions of cigarettes)	135.5	129.5	-4.5

During the period, JT invested heavily in the Mild Seven brand, further strengthening its brand equity through intensified sales promotions and the national launch of "Mild Seven D-spec Super Lights Box." Following these efforts, the Mild Seven brand's market share increased 0.3 percent, while JT's overall market share accounted for 64.9 percent, a slight increase compared to the same period in the previous year.

However, due to a decline in overall cigarette consumption, domestic tobacco sales volume decreased 4.5 percent compared to the same period in the previous year. As a result, net sales and operating income decreased by 1.1 percent and 7.4 percent respectively.

➢ International Tobacco Business

	Jan. – Sept. 2006	Jan. – Sept. 2007	Net change (%)
Net sales (billions of yen)	742.4	1,825.3	145.9
Operating income (billions of yen)	70.9	174.0	145.5
Total sales volume (billions of cigarettes)	178.2	274.0	53.8
GFB sales volume[2] (billions of cigarettes)	107.4	145.9	35.9

[2] Global Flagship Brands (GFB) were revised following the acquisition of Gallaher to include eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour. GFB sales volume figures in this press release are based on the current GFB definition. Please note that GFB sales volume figures prior to the acquisition of Gallaher include Winston, Camel and Mild Seven only.

JT's international tobacco business continued its strong growth momentum over the nine-month period[3]. In addition to the integration of the Gallaher business, the strong performance of Winston and Camel resulted in steady top line growth.

GFB sales volume grew 35.9 percent to 145.9 billion cigarettes compared to the same period last year, led by increased sales of Winston in Russia, Ukraine, Spain and Turkey; and Camel in Spain, France, Italy and Russia. The GFB performance also reflected the additional contribution of Benson & Hedges and Silk Cut in the United Kingdom and Ireland; and LD, Sobranie and Glamour in Russia, Ukraine and Kazakhstan.

As a result, total sales volume continued a strong and balanced growth of 53.8 percent to 274.0 billion cigarettes compared to the same period in the previous year. Net sales including tax grew 145.9 percent, and operating income increased by 145.5 percent.

- **Pharmaceutical Business**

Units: Billions of Yen

	Apr. – Dec. 2006	Apr. – Dec. 2007	Net change (%)
Net sales	36.0	39.7	10.3
Operating income	-7.3	-4.3	-

JT's net sales for the pharmaceutical business during the nine-month period that ended December 31, 2007, increased 10.3 percent compared to the same period in the previous year, due mainly to revenue from a milestone payment related to the development of "JTT-705," a compound for the treatment of dyslipidemia licensed to Roche for the overseas market, while operating income posted a ¥4.3 billion loss.

JT has been successful in enhancing its R&D pipeline, and currently has 10 compounds under clinical trial, including four newer compounds, "JTT-553," "JTT-651," "JTK-652" and "JTS-653," which have entered into their clinical trial, while the development of "JTT-551" was ceased in this fiscal year.

- **Foods Business**

Units: Billions of Yen

	Apr. – Dec. 2006	Apr. – Dec. 2007	Net change (%)
Net sales[4]	218.5	227.7	4.2
Operating income	6.6	5.6	-14.9

Net sales for JT's foods business during the nine-month period that ended December 31, 2007, increased 4.2 percent compared to the same period last year. This was due mainly to enhanced vending machine channels and the expansion of the processed foods business. Operating income for the period decreased 14.9 percent, attributed to an increase in expenses.

---

[3] The results of the international tobacco business for the period between January and September 2007 were incorporated into JT's consolidated financial results for the nine-month period that ended December 31, 2007. Please note that the financial results from the Gallaher business after April 18, 2007 were incorporated into JT's consolidated financial results.

[4] Katokichi Co., Ltd. became a subsidiary of JT on January 8, 2008, following the successful tender offer for the shares of the company. Please note that Katokichi's business was not incorporated into JT's consolidated financial results for nine-month period that ended December 31, 2007.

4. Revised Outlook for the Fiscal Year Ending March 31, 2008 (consolidated)

JT's management has updated its forecasts for net sales and earnings for the fiscal year ending March 31, 2008, taking into account the consolidation of Katokichi Co., Ltd., revenue from a milestone payment related to the development of "JTT-705," and the steady top-line growth produced by the international tobacco business, while the forecasted sales volume for the domestic tobacco business were revised downward. Forecasted net sales and earnings for the fiscal year are estimated to achieve double digit growth.

Units: Billions of Yen

	FY03/2007 Actual (A)	FY03/2008 Previous Forecast (B)	FY03/2008 Updated Forecast (C)	Change from FY03/2007 Actual (C-A)	Change from FY03/2008 Previous Forecast (C-B)
Net sales	4,769.3	6,360.0	6,410.0	1,640.6	50.0
Operating income	331.9	405.0	422.0	90.0	17.0
Net income	210.7	256.0	246.0	35.2	-10.0

Note: This forecast does not incorporate the impact of amortization of goodwill related to the acquisition of Katokichi Co., Ltd. or any impact that may result from the recall related to the frozen processed foods business.

Please refer to the attached date sheet for additional details regarding the forecasts.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

1. Breakdown of net sales

(unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
Net sales including excise tax *1	3,637.4	4,704.2	1,066.8
Domestic tobacco	2,624.9	2,594.8	-30.1
Excluding imported tobacco	1,691.5	1,673.5	-18.0
International tobacco *1	742.4	1,825.3	1,082.9
Excluding distribution business	742.4	1,649.4	907.0
Net sales excluding excise tax *1 *2	1,241.1	1,514.2	273.0
Domestic tobacco *2	562.5	550.9	-11.5
International tobacco *1 *2	408.5	679.1	270.6
Pharmaceutical	36.0	39.7	3.7
Foods	218.5	227.7	9.2
Beverages	146.2	150.4	4.1
Processed foods	72.2	77.3	5.0
Others	15.5	16.5	1.0

*1 International tobacco: 9 months ended Sep. 2007

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss *

(unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
Leaf tobacco reappraisal profit / loss	-7.0	-3.1	3.9

* Profit when denoted negative

3. Breakdown of SG&A expenses

(unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
SG&A	433.4	516.1	82.7
Personnel *	114.5	142.1	27.6
Advertising and general publicity	16.7	16.4	-0.2
Sales promotion	93.7	111.8	18.0
R&D	31.1	32.8	1.6
Depreciation and amortization	42.8	57.3	14.5
Others	134.4	155.4	21.0

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1

(unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
Consolidated EBITDA	371.1	486.2	115.1
Operating income	273.4	366.7	93.3
Depreciation and amortization *2	97.6	119.4	21.8
Domestic tobacco EBITDA	256.5	244.6	-11.9
Operating income	196.7	182.1	-14.6
Depreciation and amortization *2	59.8	62.5	2.7
International tobacco EBITDA *3	93.7	217.1	123.3
Operating income	70.9	174.0	103.1
Depreciation and amortization *2	22.8	43.0	20.2
Pharmaceutical EBITDA	-5.1	-1.9	3.2
Operating income	-7.3	-4.3	3.0
Depreciation and amortization *2	2.2	2.4	0.2
Foods EBITDA	10.7	9.0	-1.6
Operating income	6.6	5.6	-0.9
Depreciation and amortization *2	4.0	3.4	-0.6
Others EBITDA	15.9	17.5	1.6
Operating income	6.7	8.8	2.0
Depreciation and amortization *2	9.1	8.7	-0.4

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	902	1,933	1,031

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco: 9 months ended Sep. 2007

5. Amortization relating to major acquisitions

JT (unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Years to amortize	Termi-nation
Former RJRI				
Trademark rights	21.9	22.0	10	Apr-09
Patents	3.0	0.5	8	Apr-07

JT International (unit: USD million)

	9 months ended Sep. 2006	9 months ended Sep. 2007	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	46	147	mainly 20
Goodwill	-	-	20 est.

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Apr-27

6. Capital expenditure

(unit: JPY billion)

	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
Capital expenditures	71.0	84.4	13.3
Domestic tobacco	39.3	43.8	4.5
International tobacco *	20.9	27.7	6.7
Pharmaceutical	2.2	2.3	0.1
Foods	3.1	3.9	0.7
Others	6.1	7.8	1.7

* International tobacco: 9 months ended Sep. 2007

7. Cash and cash equivalents *

(unit: JPY billion)

	As of end of Mar. 2007	As of end of Dec. 2007	Change
Cash and cash equivalents	1,185.6	262.0	-923.5

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt *

(unit: JPY billion)

	As of end of Mar. 2007	As of end of Dec. 2007	Change
Interest-bearing debt	219.2	1,217.7	998.4

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
JT sales volume* (billion cigarettes)	135.5	129.5	-6.0
Total demand (billion cigarettes)	208.9	199.6	-9.3
JT market share	64.9%	64.9%	0.0%pt
JT net sales before tax per 1,000 cigarettes (JPY)	12,276	12,699	423
JT net sales after tax per 1,000 cigarettes (JPY)	3,971	4,057	86

* Sales volume of domestic duty-free and China division is excluded, which was 2.5 billion for 9 months ended Dec. 2006 and 2.7 billion for 9 months ended Dec. 2007, respectively.

<International tobacco business>	9 months ended Sep. 2006	9 months ended Sep. 2007	Change
Total sales volume (billion cigarettes)	178.2	274.0	95.8
GFB sales volume (billion cigarettes)	107.4	145.9	38.6
JPY/USD rate for consolidation (JPY)	115.90	119.41	3.51

<Pharmaceutical business>	9 months ended Dec. 2006	9 months ended Dec. 2007	Change
R&D expenses (parent company) (JPY billion)	16.4	16.8	0.4

<Foods business - Beverage business>	As of end of Mar. 2007	As of end of Dec. 2007	Change
Number of beverage vending machines *	250,500	258,000	7,500
JT-owned	38,000	37,000	-1,000
Combined	66,000	71,000	5,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

1. **Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the forecast as of October 2007**

(JPY billion)

	October forecast	Revised forecast	Change
Net sales including excise tax	6,360.0	6,410.0	50.0
EBITDA	572.0	593.0	21.0
Operating income	405.0	422.0	17.0
Recurring profit	370.0	363.0	-7.0
Net income	256.0	246.0	-10.0
Return on equity	12.5%	11.7%	-0.8%pt

(JPY billion)

	October forecast	Revised forecast	Change
Capital expenditures	142.0	138.0	-4.0
Domestic tobacco	67.0	63.0	-4.0
International tobacco	50.0	49.0	-1.0
Pharmaceutical	4.5	4.5	0.0
Foods	6.0	6.5	0.5
Other businesses	15.5	16.0	0.5

Consolidated financial outlook by business segment (JPY billion)

	October forecast	Revised forecast	Change
Net sales including excise tax	6,360.0	6,410.0	50.0
Domestic tobacco	3,368.0	3,353.0	-15.0
Excluding imported tobacco	2,171.0	2,158.0	-13.0
International tobacco	2,630.0	2,640.0	10.0
Excluding distribution business	2,370.0	2,410.0	40.0
Pharmaceutical	43.5	49.0	5.5
Foods	297.0	352.5	55.5
EBITDA	572.0	593.0	21.0
Domestic tobacco	300.0	300.0	0.0
International tobacco	254.0	267.0	13.0
Pharmaceutical	-13.0	-7.5	5.5
Foods	11.5	13.5	2.0
Operating income	405.0	422.0	17.0
Domestic tobacco	213.0	214.0	1.0
International tobacco	193.0	202.0	9.0
Pharmaceutical	-16.5	-11.0	5.5
Foods	7.0	7.5	0.5

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	October forecast	Revised forecast	Change
Sales volume	168.0	167.0	-1.0

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	October forecast	Preliminary results	Change
Tobal sales volume	385.0	385.6	0.6
GFB sales volume*	203.0	203.2	0.2
JPY/USD rate	118.00	117.85	-0.15

*GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

2. **Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the results of previous fiscal year**

(JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,410.0	1,640.6
EBITDA	464.6	593.0	128.3
Operating income	331.9	422.0	90.0
Recurring profit	312.0	363.0	50.9
Net income	210.7	246.0	35.2
Return on equity	11.3%	11.7%	0.4%pt

(JPY billion)

	FY 03/2007	Revised forecast	Change
Capital expenditures	102.1	138.0	35.8
Domestic tobacco	55.2	63.0	7.7
International tobacco	32.0	49.0	16.9
Pharmaceutical	3.0	4.5	1.4
Foods	4.8	6.5	1.6
Other businesses	8.0	16.0	7.9

Consolidated financial outlook by business segment (JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,410.0	1,640.6
Domestic tobacco	3,416.2	3,353.0	-63.2
Excluding imported tobacco	2,200.0	2,158.0	-42.0
International tobacco	999.6	2,640.0	1,640.3
Excluding distribution business	999.6	2,410.0	1,410.3
Pharmaceutical	45.4	49.0	3.5
Foods	286.5	352.5	65.9
EBITDA	464.6	593.0	128.3
Domestic tobacco	326.4	300.0	-26.4
International tobacco	112.6	267.0	154.3
Pharmaceutical	-8.1	-7.5	0.6
Foods	12.0	13.5	1.4
Operating income	331.9	422.0	90.0
Domestic tobacco	245.3	214.0	-31.3
International tobacco	81.0	202.0	120.9
Pharmaceutical	-11.2	-11.0	0.2
Foods	6.7	7.5	0.7

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 03/2007	Revised forecast	Change
Sales volume	174.9	167.0	-7.9

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	2006	Preliminary results	Change
Tobal sales volume	240.1	385.6	145.5
GFB sales volume*	145.2	203.2	58.0
JPY/USD rate	116.38	117.85	1.47

*GFB of FY 3/2007: Winston, Camel, Mild Seven
GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis**= JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume

(billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	50.5	48.5	48.1	42.2	189.4
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0	43.7		

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales

(billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	694.7	664.2	658.2	578.0	2,595.2
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4	651.6		

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes

(JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11,715	11,653	11,657	11,667	11,674
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694	12,704		

* Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes

(JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,901	3,845	3,849	3,857	3,864
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,845	3,846	3,849	3,857	3,849
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063		

* Net sales excluding excise tax per thousand cigarettes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share

(%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	69.6	65.4	65.3	65.2	66.4
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	66.1	65.5	65.3	65.2	65.5
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3		

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	10.6	11.7	12.2	12.5	11.7
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11.3	11.7	12.2	12.5	11.9
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0		

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	55.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	59.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.1	6.5	6.6	6.7	7.0
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	6.3	6.5	6.6	6.7	6.5
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2		

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	45.1	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	34.7	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.8	5.1	5.4	5.9	6.3
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	5.1	5.2	5.4	5.9	5.4
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4		

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	39.1	22.2	23.1	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	22.6	22.3	23.2	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	

* JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share

(%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	0.91	1.24	1.78	3.12	1.72
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10	4.77		

* Pianissimo and Premier have been sold as D-spec products since March 2006. Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of February 7, 2008)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. Roche has decided to move into phase 3.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	DGAT1 inhibitor	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTK-652 (oral)	Phase1(Overseas)	Hepatitis C	Entry inhibitor	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes -HCV:Hepatitis C Virus	
JTS-653 (oral)	Phase1(JPN)	Pain Overactive Bladder	TRPV1 antagonist	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons - TRPV1:Transient Receptor Potential Vanilloid subtype 1	

Changes from the previous announcement on October 31, 2007:

JTS-653 entered into clinical trial stage in Japan.

JTT-552 advanced from phase 1 to phase 2 in Japan.

Roche, licensee of JTT-705, decided to move into phase 3, therefore this information is added in the "Rights" column above.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January - December 2007

Tokyo, February 7, 2008 -- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its international tobacco business results for the twelve-month period between January 1 and December 31, 2007.

In the full year that ended December 31, 2007, JT International (JTI), JT's international tobacco business subsidiary, significantly increased its growth momentum. Combined with the Gallaher business which was acquired on April 18, 2007, JTI's total sales volume increased 60.6 percent to 385.6 billion cigarettes.

Global Flagship Brand[1] (GFB) sales volume increased 40.0 percent to 203.2 billion cigarettes, compared to the previous year. This increase was driven mainly by Winston in Russia, Ukraine, Turkey and Spain; Camel in Spain, France, Italy and Russia. GFB performance also reflects the additional contribution of Benson & Hedges and Silk Cut in the United Kingdom and Ireland; and LD, Sobranie and Glamour in Russia, Ukraine and Kazakhstan.

Net sales including tax increased 138.7 percent to US$20.504 billion, and net sales excluding tax amounted to US$8.031 billion, an increase of 69.8 percent from the previous year. Net sales per thousand cigarettes excluding tax rose 5.8 percent to US$20.8.

[1] GFB includes eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour.

Quarterly and full fiscal year sales results

(October-December and total results for 2007 are preliminary)

	2006 Results					2007 Preliminary Results				
	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Total	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Total
Total sales volume (billions of cigarettes)	52.1	61.6	64.5	61.9	240.1	57.7	101.6	114.6	111.6	385.6
GFB sales volume (billions of cigarettes)	31.6	36.7	39.0	37.8	145.2	35.5	52.8	57.6	57.3	203.2
Net sales, including tax (millions of US$)	1,860	2,187	2,359	2,184	8,590	2,282	5,424	6,108	6,690	20,504
Net sales, excluding tax (millions of US$)	1,018	1,197	1,311	1,204	4,729	1,258	2,097	2,333	2,343	8,031
Net sales per thousand cigarettes, excluding tax (US$)	19.5	19.4	20.3	19.4	19.7	21.8	20.6	20.4	21.0	20.8

Note:

1. Gallaher results are incorporated from April 18, 2007 onward.
2. All net sales information excludes the distribution businesses acquired as part of the Gallaher transaction.
3. In the above table, GFB sales volumes are based on the current GFB definition. Please note that GFB sales volumes during the pre-acquisition period include Winston, Camel and Mild Seven only.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

JT International

Business Results for 2007

(unaudited)

February 8, 2008

Tokyo, Japan

quality commitment innovation synergy

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1) **health concerns relating to the use of tobacco products;**
2) **legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;**
3) **litigation in Japan and elsewhere;**
4) **our ability to further diversify our business beyond the tobacco industry;**
5) **our ability to successfully expand internationally and make investments outside of Japan;**
6) **competition and changing consumer preferences;**
7) **the impact of any acquisitions or similar transactions;**
8) **local and global economic conditions; and**
9) **fluctuations in foreign exchange rates and the costs of raw materials.**

JTI

Pierre de Labouchere

President
&
Chief Executive Officer

- JT International 2007 Results -

Our Strategy - Focus on Quality Top Line Growth

JTI



"former GFB" volume (Winston, Camel, Mild Seven, Salem)
(Index 2000 = 100)
200
180
160
140
120
100
2000
2001
2002
2003
2004
2005
2006
2007
Growth in 2007
12.9%
CAGR* 2000-2007
9.5%

- Consistent brand equity building strategies are paying off

* CAGR = Compound Annual Growth Rate

Our Strategy - Focus on Quality Top Line Growth



Total former JTI Net Sales
(index 2000 = 100)
220
200
180
160
140
120
100
2000
2001
2002
2003
2004
2005
2006
2007**
Growth in 2007
23.9%
CAGR* 2000-2007
10.4%

- "Former" JTI Net Sales doubled in 7 years

* CAGR = Compound Annual Growth Rate
** 2007 Net Sales derived from former JTI operations only, i.e. excluding acquisition benefits.

Our Strategy – Focus on Quality Top Line Growth

Building ***outstanding brands***

Enhancing ***Productivity***

Responsible behavior

Developing people

- JTI Mission: To be the growth engine of the JT Group

Integration – Rapid progress, no disruption

Direction

- *No business disruption*
- *Speed*
- *One organization*
- *Internal management*

Status

- *Confirmed synergies of at least US$ 400 million, by 2010*
- *Manufacturing footprint*
- *Procurement*
- *Sales & distribution*
- *Business process*
- *Brand portfolio*

Integration - GFB Portfolio benefits

- Greater opportunities for Quality Top Line Growth
- Strong focus on Quality and Execution Excellence
- Re-investment in new brands

JT International 2007 Like-for-like Results

JTI

Full Year Results
Like-for-like

(Bn units equivalent)

	2006*	2007**	Change	
Volume	423	431	8	2%
GFB Volume	199	216	17	8%

(US$ million)

EBITDA***	2,455	2,830	375	15%

- GFBs grew 8%, despite application of JTI policies
- Mid-teen EBITDA growth maintained at 15%
  - **Solid performance of the former JTI business**
  - **No business disruption during integration process**

Notes
* 2006 (Like-for-like): JTI and Gallaher aggregated (Exchange rates used 1.84 GBP/US$)
** 2007 (Like-for-like): Including hypothetical full year Gallaher contribution
*** EBITDA: before royalty payment to JT

JT International 2007 Results

JTI

Full Year Results

(Bn units equivalent)

	2006	2007	Change	
Volume	240.1	385.6	145.5	60.6%
GFB Volume	145.2	203.2	58.0	40.0%

(US$ million)

Net Sales before tax	8,590	22,405	13,815	160.8%
Net Sales after tax	4,729	8,979	4,250	89.9%
EBITDA	1,090	2,428	1,338	122.7%

- EBITDA more than doubles versus 2006
- Organic growth momentum continues
- Gallaher acquisition significantly improves scale

Notes 2007 volumes and financials include former Gallaher businesses after 18 April 2007. All non-cigarettes volumes are converted at product specific rates.
GFB in 2006: Winston, Camel, Mild Seven
GFB in 2007 (after April 18, 2007) : Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie, Glamour

Yasushi Shingai

Chief Financial Officer
and Deputy CEO

- Business Overview -

JTI Performance Around the World


North &
Central
Europe
South &
West
Europe
Rest of the
World

Volume and Net Sales by Cluster of Markets

JTI


Volume
North & Central Europe, 10%
Rest of the World, 25%
South & West Europe, 14%
CIS+, 51%


Net Sales
North & Central Europe, 19%
Rest of the World, 30%
South & West Europe, 21%
CIS+, 31%

- A balanced Net Sales spread
- With significant Top and Bottom Line growth opportunities

GFB growth by Cluster of Markets

JTI


GFB Volume growth in 2007
New GFB share in growth*
North & Central Europe
196%
100%
CIS+
70%
64%
South & West Europe
25%
52%
Rest of the World
7%
0%

- Larger presence in North & Central Europe
- Combined strengths in CIS+ and South & West Europe

* Share of Benson & Hedges, Silk Cut, Glamour, Sobranie and LD of 2007 GFB volume growth

Net Sales per '000 by Cluster of Markets



Relative Net Sales per '000 by Cluster of Markets
JTI average
100%
North & Central Europe
188%
CIS+
63%
South & West Europe
147%
Rest of the World
121%

- North & Central Europe driven by UK
- CIS+ driven by acquired portfolio of base brands in Russia

North & Central Europe - Performance



GFB Volume
Total Volume
Net Sales per '000 Index
(Bn units)
50
40
30
20
10
0
(2004 = 100)
130
120
110
100
90
2004
2005
2006
2007

- Six-fold increase in volume
- Significant Net Sales per '000 improvement driven by the United Kingdom and Republic of Ireland

North & Central Europe – Key market presence



Share of Market H2 2007
GFB
Other Brands
60%
50%
40%
30%
20%
10%
0%
39%
37%
34%
Ireland
United Kingdom
Austria
Sweden

- JTI has now leadership position in the Republic of Ireland, Austria, Sweden, and strong #2 in the United Kingdom

Sources: All Share of Market data obtained from external sources

CIS+ Performance



GFB Volume
Total Volume
Net Sales per '000 Index
(Bn units)
(2004 = 100)
200
150
100
50
0
120
110
100
90
2004
2005
2006
2007

- Total volume up 80% in 2007; Winston #1 in CIS +
- Net Sales Index declined driven by increased weight of value brands

CIS+ Key market presence

JTI



Share of Market H2 2007
GFB
Other Brands
60%
50%
40%
30%
20%
10%
0%
42%
35%
29%
29%
Kazakhstan
Russia
Ukraine
Romania

- Leading or challenging positions in all key markets with strengthened portfolio covering all strategic price points

Sources: All Share of Market data obtained from external sources

South & West Europe – Performance

JTI



GFB Volume
Total Volume
Net Sales per '000 Index
(Bn units)
(2004 = 100)
60
40
20
0
120
110
100
90
2004
2005
2006
2007

- Total volume up 38% in 2007
- Camel and Winston are the historical growth drivers. Portfolio enhancement by the addition of Benson & Hedges and Silk Cut

South & West Europe – Key market presence



Share of Market H2 2007
GFB Other Brands
25%
20%
15%
10%
5%
0%
16%
14%
14%
Spain
Italy
France
Greece

- Significant Share improvement in Spain, Italy, France and Greece where Gallaher adds an average of 2-4 percentage points on top of Winston / Camel share growth

Sources: All Share of Market data obtained from external sources

Rest of the World – Performance



GFB Volume Total Volume Net Sales per '000 Index
(Bn units)
(2004 = 100)
100
80
60
40
20
0
120
110
100
90
2004
2005
2006
2007

- Total volume up 12% in 2007
- Net Sales Index continue to improve, led by Mix and Price across all key markets

Rest of the World – Key market presence

JTI



Share of Market H2 2007
GFB Other Brands
40%
30%
20%
10%
0%
18%
15%
13%
Taiwan
Malaysia
Turkey
Canada

- Taiwan: #1 position regained after Q4 2006 price increases
- Turkey: Winston drives Share of Market up 3.2ppt

Sources: All Share of Market data obtained from external sources, except Canada (JTI estimate)

The Future

Driving Growth through continues improvement

JTI



EBITDA & EBITDA margin* Evolution
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
12%
23%
30%
30%
30+%
338
400
441
551
712
925
1,090
2,428
2,830
> +10%
2000
2001
2002
2003
2004
2005
2006
2007
2007 like-for-like
Direction 2008

- Towards an 2008 EBITDA in excess of US$ 3 Billion

* EBITDA includes Distribution business, EBITDA margin excludes Distribution business

The Future

JTI

- **Consistent Quality Top Line Growth Strategies**
- **Striving to reach in excess of 10%* EBITDA growth per year for the next 3 years**

JTI

The Profit Growth Engine of the JT Group

(*) Growth based on 2.83 billion US dollar in 2007, on a Like-for-like basis

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT to Transfer Stake in Frontier REIT Management to Mitsui Fudosan

Tokyo, February 18, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the company and Mitsui Fudosan Co., Ltd. (Mitsui Fudosan) (TSE: 8801), a leading real estate developer in Japan, have agreed to the transfer of JT's entire stake in Frontier REIT Management Inc., a wholly-owned subsidiary of JT managing assets for Frontier Real Estate Investment Corporation (FRI) (TSE: 8964), to Mitsui Fudosan. FRI is a real estate investment trust in Japan specializing in commercial facilities nationwide.

The agreement was reached by JT and Mitsui Fudosan with the aim of forging stronger ties between Mitsui Fudosan, which brings vast experience and expertise in the development and management of commercial facilities, and FRI, which maintains a stable revenue base, in order to further contribute to the growth of FRI[1].

The expected date of transfer of shares is scheduled for March 24, 2008.

---

[1] Press releases related to the agreement are also issued by Mitsui Fudosan and FRI today, February 18, 2008.

Corporate Profiles

Japan Tobacco Inc.

Business area:	Manufacture and sale of tobacco, pharmaceutical and food and beverage products
Established:	April 1, 1985
Headquarters:	2-1, Toranomon 2-chome, Minato-ku, Tokyo
President and CEO:	Hiroshi Kimura

Mitsui Fudosan Co., Ltd.

Business area:	Real estate development, property management, and leasing of commercial and office properties
Established:	July 15, 1941
Headquarters:	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
President and CEO:	Hiromichi Iwasa

Frontier Real Estate Investment Corporation

Business area:	Investment focusing on real estate properties and real estate-backed securities
Established:	May 12, 2004
Headquarters:	17-22, Akasaka 2-chome, Minato-ku, Tokyo
Executive Director:	Shunpei Nishikata

Frontier REIT Management Inc.

Business area:	Asset management mainly focusing on real estate investment trusts
Established:	August 26, 2003
Headquarters:	17-22, Akasaka 2-chome, Minato-ku, Tokyo
CEO and Representative Director:	Shinichi Totani

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

Gallaher to Make a Valuation Payment to Reynolds Following the Termination of Joint Venture

Tokyo, February 21, 2008 – Japan Tobacco Inc. (JT) (TSE: 2914) announced today that Gallaher Limited (Gallaher), a JT International (JTI)[1] Group company, has agreed with R.J. Reynolds Tobacco C.V. (RJRTCV)[2] that, following the termination of their joint venture, Gallaher would pay a total of €265 million to RJRTCV as a Valuation Payment, in accordance with the terms of the joint venture agreement.

In 2002, RJRTCV and an affiliate of Gallaher formed a Swiss joint venture, "R.J. Reynolds – Gallaher International SARL" (RGI), with the aim of manufacturing and marketing American-blend cigarettes in certain European markets. Each party holds a 50 percent stake in the joint venture.

JT acquired Gallaher Group Plc in April 2007, upon which RJRTCV elected to terminate the joint venture prior to its expiration date, pursuant to the terms of the joint venture agreement. Subsequently, the RGI business was terminated on December 31, 2007.

According to the joint venture agreement, the party whose licensed trademarks have the greater value shall, upon termination of the joint venture, make a payment to the other party of a mutually agreed amount calculated in accordance with the terms and principles set forth in the agreement.

Of the total payable amount of €265 million, Gallaher will pay €106 million on or before April 20, 2008 (London time), and €26.5 million will be paid in each of the following six years.

The Valuation Payment is booked as a liability in the purchase price allocation related to JT's acquisition of Gallaher, which will begin to be amortized in the fiscal year ending March 31, 2009. As a result, no impact on JT's earnings forecast is expected for the fiscal year ending March 31, 2008.

###

[1] JTI is the international tobacco arm of JT.
[2] RJRTCV is an indirect wholly owned subsidiary of Reynolds American Inc.

JT

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

END